Nomad Royalty Company Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2022

This management's discussion and analysis (“MD&A”) for Nomad Royalty Company Ltd. (“Nomad” or the “Company”) and its subsidiaries should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements including IAS 34 — Interim Financial Reporting (the “Financial Statements”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 and the Company's Annual Information Form dated March 30, 2022, copies of which are available under the Company's profile on SEDAR at www.sedar.com. The information contained in this MD&A is as of May 5, 2022 and all monetary amounts are expressed in U.S. dollars, Nomad’s reporting currency, unless otherwise noted. References to “CA$” in the MD&A are to Canadian dollars.

Q1 2022     Management’s Discussion & Analysis

Q1 2022     Management’s Discussion & Analysis
Highlights — Q1 2022
•Gold ounces earned of 2,651 for the three months ended March 31, 2022 (5,029 for the three months ended March 31, 2021).
•Silver ounces earned of 215,566 for the three months ended March 31, 2022 (37,338 for the three months ended March 31, 2021).
•Gold equivalent ounces ("GEO") sold(1) of 6,604 for the three months ended March 31, 2022 (5,575 for the three months ended March 31, 2021).
•Revenue of $13.8 million for the three months ended March 31, 2022 ($9.7 million for the three months ended March 31, 2021).
•Net income of $2.7 million and net income attributable to Nomad's shareholders of $2.5 million for the three months ended March 31, 2022 (net loss and net loss attributable to Nomad's shareholders of $0.3 million for the three months ended March 31, 2021).
•Adjusted net income(1) of $2.3 million for the three months ended March 31, 2022 ($1.9 million for the three months ended March 31, 2021).
•Gross profit of $6.6 million for the three months ended March 31, 2022 ($2.9 million for the three months ended March 31, 2021).
•Cash operating margin attributable to Nomad(1) of $11.0 million for the three months ended March 31, 2022 representing 87% of revenue attributable to Nomad ($7.9 million for the three months ended March 31, 2021 representing 82% of revenue).
•Completed a corporate reorganization pursuant to which it merged with four of its wholly-owned subsidiaries, namely, Coral Gold Resources Ltd., OMF Fund II SO Ltd., OMF Fund III (Mg) Ltd. and Valkyrie Royalty Inc.
•Completed a public offering on a bought deal basis for 4,675,000 common shares of the Company at a price of CA$9.10 per common share for aggregate gross proceeds of CA$42.5 million ($34.1 million) (the “Financing”).
•Completed the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in Ontario and Québec, Canada, satisfying the purchase price of $0.7 million by issuing 96,818 common shares of the Company.
•On February 17, 2022, DEVELOP Global Limited (“DEVELOP”) announced that it had agreed to acquire Heron Resources Limited (“Heron Resources”). In connection with the acquisition of Heron by DEVELOP, the existing Woodlawn Silver Stream will remain in place, subject to the amendments described in section “Woodlawn Silver Stream – Heron Resources Limited”.
•Declared a quarterly dividend of CA$0.05 per common share for an amount of $2.5 million paid on April 14, 2022.

(1) Adjusted net income and Cash operating margin attributable to Nomad are non-IFRS financial performance measures which have no standard definition under IFRS. Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

Q1 2022     Management’s Discussion & Analysis
Subsequent Events to Quarter-end
Proposed acquisition of the Company by Sandstorm Gold Ltd.
On May 2, 2022, the Company announced it entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”), pursuant to which Sandstorm will acquire all of the issued and outstanding shares of Nomad (the “Nomad Shares”) in an all-share transaction (the “Transaction”) valued at approximately CA$755 million. The Transaction will be effected by way of a court-approved plan of arrangement, is subject to certain regulatory and shareholder approvals and is expected to close in the second half of 2022. Under the terms of the Transaction, shareholders of Nomad will receive 1.21 common shares of Sandstorm for each Nomad Share held.
The Company’s majority shareholders, Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP (collectively, “Orion”), have entered into irrevocable voting support agreements with Sandstorm pursuant to which Orion has agreed to vote all of its Nomad Shares, representing in total approximately 61% of the Nomad Shares on a fully diluted basis, in favour of the Transaction. Directors and officers of Nomad, holding a total of approximately 5% of the Nomad Shares on a fully diluted basis, have also entered into voting support agreements with Sandstorm, pursuant to which they have agreed to vote their Nomad Shares in favour of the Transaction.
The Arrangement Agreement contains customary reciprocal non-solicitation covenants, a right to match in favour of Sandstorm and $20.6 million or $23.6 million in termination and reverse termination fees payable to Sandstorm or Nomad, respectively, in certain circumstances.

Dividends
On May 5, 2022, the Board of Directors of the Company declared a quarterly dividend of CA$0.05 per common share payable on July 15, 2022 to shareholders of record as of the close of business on June 30, 2022.
Description of the Business
Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 22 royalty, stream and other interests, of which 8 are on currently producing mines. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.
The Company was continued as a federal corporation pursuant to the Canada Business Corporations Act in December 2019. In conjunction with a reverse take-over on May 27, 2020, the Company changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. Nomad’s common shares are listed on the Toronto Stock Exchange (“TSX”) and commenced trading on the NYSE on August 31, 2021 under the symbol “NSR”. Nomad's common shares are also quoted for trading on the Frankfurt Stock Exchange under the symbol “IRLB”.
On May 31, 2021, the Company filed Articles of Amendments to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated existing common shares previously issued and outstanding (the “Consolidation”). The Consolidation was approved by Nomad’s shareholders at the annual and special meeting held on May 10, 2021. As at June 3, 2021, the Company’s issued and outstanding common shares were reduced from 566,466,466 to 56,646,501. In addition, the exercise or conversion price and the number of common

Q1 2022     Management’s Discussion & Analysis
shares issuable under the Company’s outstanding common share purchase warrants, share options, restricted share units, deferred share units and other securities exercisable for or convertible into common shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof. All previously reported share and per share amounts have been retrospectively restated in this MD&A to reflect the Consolidation.
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world since 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty.
The Company continues to monitor the impact of the COVID-19 pandemic on its portfolio of assets. While there has been a resurgence of cases in various parts of the world, including those due to more transmissible variant strains, the impact on the Company’s operations and assets has been limited. The Company’s workforce has transitioned to a hybrid office model and, for the three months ended March 31, 2022, none of the operations in which we hold a royalty, stream or other interest were suspended as a result of the pandemic.

Q1 2022     Management’s Discussion & Analysis
Acquisition of Royalties
Portfolio of royalties
On December 6, 2021, the Company entered into an asset purchase agreement with Maritime Resources Corp. with respect to the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in British Columbia, Ontario and Quebec, Canada (the “Maritime Portfolio”). On January 21, 2022, the Company completed the acquisition and satisfied the purchase price of $700,000 by issuing 96,818 common shares of the Company.

The Maritime Portfolio is comprised of the following assets:

Asset	Operator	Location	Royalty description	Buyback clauses
Gold Hawk Royalty	O3 Mining Inc.	Malartic, Canada	2.0% NSR	Buyback of 50% for CA$1.0 million
Valdora Royalty	O3 Mining Inc.	Val d'Or, Canada	1.0% NSR	Buyback of 50% for CA$0.2 million
Obalski Royalty	TomaGold Corporation	Chibougamau, Canada	1.5% NSR on the Cossette and Ramsay properties 1.0% NSR on the Obalski property and staked claims	Buyback of 1% NSR for CA$1.0 million on the Cossette and Ramsay properties Buyback of 0.5% NSR for CA$0.5 million on the Obalski property and staked claims
Blue Quartz Royalty	McLaren Resources Inc.	Matheson, Canada	0.5% NSR	Buyback of 50% for CA$0.3 million
Scott Lake Royalty	Yorbeau Resources Inc.	Chibougamau, Canada	Advanced royalty CA$1.0-$4.0 million upon feasibility and commercial production	None

Q1 2022     Management’s Discussion & Analysis
Assets

A GROWING GLOBAL PORTFOLIO

STRONG & DIVERSIFIED OPERATORS

- PRODUCTION
- CONSTRUCTION
- DEVELOPMENT
- EXPLORATION

NEWLY ADDED OPERATORS

IVANHOE MINES

BARRICK

GREENSTONE GOLD MINES
AN EQUINOX GOLD / ORION JOINT VENTURE

JX Nippon Mining & Metals

EQUINOX GOLD

lundin mining

allied

BLYVOOR GOLD

Mineros
por el bienestar de todos

ELEVATION GOLD

ARTEMIS GOLD INC

BEAR CREEK MINING CORPORATION

Heron Resources Limited

Q1 2022     Management’s Discussion & Analysis
Blyvoor Gold Stream – Blyvoor Gold (Pty.) Ltd.
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold Mine located 75 kilometres southwest of Johannesburg in the Gauteng Province of South Africa. The Blyvoor Gold Mine is owned and operated by Blyvoor Gold (Pty.) Ltd. (“Blyvoor Gold”), and is currently ramping-up its operations.
The following is a summary of the material terms of the Blyvoor Gold Stream:
•for the first 300,000 ounces of gold delivered under the stream, a 10% gold stream on the first 160,000 ounces of gold produced within a calendar year, then 5% stream on any additional gold produced within the calendar year;
•following delivery of the first 300,000 ounces of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100,000 ounces of gold produced in each calendar year; and
•the gold production at the Blyvoor Gold Mine is subject to an ongoing payment of $572 per ounce.
The Blyvoor Gold Stream is secured by first ranking security over all of the present and after acquired property of Blyvoor Gold and the guarantors party to the Blyvoor Gold Stream agreement, against the property and assets of Blyvoor Gold.
Following the first gold shipment at the Blyvoor Gold Mine in March 2021, mining activities were temporarily suspended as the result of an unlawful blockade. Since April 12, 2021, the Blyvoor Gold Mine operation continues to steadily gain momentum and deliveries will be expected at regular intervals as the mine ramps up to its initial 40,000 tonnes per month capacity. A technical report was released on June 28, 2021, outlining a 22-year life of mine based on mineral reserves of 5.5 million ounces of gold in proven and probable mineral reserves (18.84Mt at 9.09g/t Au). The report also outlined an average annual gold production of 242,000 ounces of gold at an average all in sustaining cost of $570 per ounce over the life of the mine. Additionally, the report outlined 11.37 million oz of gold in measured & indicated mineral resources (50.08Mt at 7.06g/t Au) inclusive of Mineral Reserves and 11.29 million oz of gold in inferred mineral resources (79.77Mt at 4.40 g/t Au).
Blyvoor Gold has revised its expected 2022 gold production to 40,000 to 50,000 ounces. The updated 2022 budget accounts for a slower ramp-up to the initial 80,000 ounce per year run rate, primarily as a result of a delay in opening up new mining areas on levels 15, 25 and 27.
During the first quarter of 2022, significant improvements were noted at the Blyvoor Gold Mine, with the mining rate and practices improving considerably over the last few months. During the month of March 2022, the Blyvoor Gold Mine averaged a daily ore mining rate of approximately 500 tonnes per day for the first time for a record production of approximately 2,000 ounces. Mill availability improved greatly, reaching 94.7% availability for the month of March 2022. Continuous rates of more than 450 tonnes per day were achieved with mill recoveries also steadily improving. Since the quarter end, the Blyvoor Gold Mine has produced approximately 1,000 ounces of gold during the first 10 days of April.
Bonikro Gold Stream – Allied Gold Corp.
The Bonikro Gold Stream is a gold stream on the Bonikro Gold Mine located in Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital, Abidjan. The Bonikro Gold Mine is operated by Allied Gold Corp. (“Allied Gold”). The Bonikro Mine consists of two primary areas namely Bonikro (37 km2 mining license) and Hiré (195 km2 mining license). A third area, Dougbafla, is the subject

Q1 2022     Management’s Discussion & Analysis
of ongoing exploration. Gold has been produced from the Bonikro open pit mine and through the Bonikro carbon-in-leach plant since 2008.
The following is a summary of the material terms of the Bonikro Gold Stream:
•initially, delivery of 6% of refined gold in respect of each lot, until both (i) 650,000 ounces of refined gold have been outturned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;
•thereafter, 3.5% of refined gold in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been outturned; and (ii) 61,750 ounces of refined gold have been delivered;
•thereafter, 2% of refined gold in respect of each lot; and
•subject to an ongoing payment at the lesser of $400 per ounce and the gold market price on the business day immediately preceding the date of delivery.

The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019.
Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Company has been receiving physical delivery of gold.
Allied Gold has been producing from various pits at Bonikro Gold Mine. Production in the last quarters was focused on the Hire pits, while the Bonikro-PB5 development is underway with full mining rates expected to be reached during the second quarter of 2022. From the latest drill results and initial resource estimate, Dougbafla is also showing strong potential resource growth hinting to a mine life extension beyond the mining at the Bonikro and Hire pits. Additionally, work to expand the pit shells at the Bonikro and Hire pits is ongoing.
Greenstone Gold Stream – Greenstone Gold Mines LP
The Greenstone Gold Stream is a gold stream interest on the Greenstone Gold Project located in Ontario, Canada. The Greenstone Gold Project is owned and operated by GGM and proposes to mine the Hardrock deposit as an open pit over a life of mine of approximately 15 years. Project infrastructure will include a process plant operating 365 days per year and a mill with throughput averaging 27,000 tonnes per day.
The following is a summary of the material terms of the Greenstone Gold Stream:
•for the first 120,333 ounces of gold delivered under the stream, a 5.938% gold stream on the gold production attributed to Orion Mine Finance Orion (“Orion”)'s 40% interest in GGM;
•thereafter, a 3.958% gold stream on the gold production attributed to Orion's 40% interest in GGM for the remaining life of mine; and
•subject to an ongoing payment of 20% of the prevailing gold market price for each ounce of gold acquired and to an ongoing payment to GGM of $30 per ounce of gold delivered to support environmental, social and governance programs implemented by GGM at the Greenstone Gold Project.

Q1 2022     Management’s Discussion & Analysis
The Greenstone Gold Project is ramping up to full-scale construction, and first gold is scheduled for the first half of 2024. The development and construction of the Greenstone Mine continues to advance on schedule with the recent completion of the reagent storage facility which will be used for material storage until the plant commissioning and the plant fuel station which will provide additional support for major construction activities within the process plant area. Activities in the first half of 2022 are expected to focus on preparing the area where the mine mobile equipment will be assembled and commissioned, completing construction of the process plant and the main access road as a primary access for the construction team and the contractors to the plant site and installing the administration building module. The work on the truck shop is well underway with completion expected at the end of 2022. Building foundation concrete is advancing for the west end mill building, power plant, primary and secondary crushers, east and mill building and the high pressure grinding rolls, with the goal to have the buildings closed in for mechanical, piping and electrical installations next winter. The tailings management facility work is focused on construction of the dam foundation, which includes stripping organics to competent ground, the construction of the sand blanket, various water retention ponds and ditches to manage water. (Source: Equinox Greenstone Gold Mines’ Greenstone Mine Newsletter, Issue 29, March 2022)
Mercedes Gold and Silver Stream – Bear Creek Mining Corporation
The Mercedes Gold and Silver Stream is a gold and silver stream interest on the Mercedes Mine located in Mexico.

On April 21, 2022, Bear Creek Mining Corporation (“Bear Creek”) announced that it has completed the acquisition of the Mercedes Mine from Equinox pursuant to a share purchase agreement among Bear Creek, Equinox and Premier Gold. Concurrently with the acquisition by Bear Creek, the Company entered into a third amended and restated purchase and sale agreement (gold and silver) on the Mercedes Mine whereby the Mercedes Gold and Silver Stream is secured by first ranking security and the minimum annual delivery of 300,000 ounces of refined silver has been converted into minimum quarterly delivery of 75,000 ounces of refined silver.
On April 7, 2021, Equinox and Premier Gold completed the friendly acquisition of Premier Gold by Equinox and the spin out of the South Arturo Mine to i-80 Gold Corp, pursuant to a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario). Concurrently with the acquisition of Premier Gold, the Company amended its Mercedes and South Arturo Silver Stream. The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine (the “Mercedes Gold and Silver Stream”) and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine(2) (the “South Arturo Silver Stream”).
Starting April 7, 2021, the new Mercedes Gold and Silver Stream Agreement provides for, in addition to silver deliveries described below, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined
(2) Please refer to section “South Arturo Silver Stream – Nevada Gold Mines LLC” of this MD&A.

Q1 2022     Management’s Discussion & Analysis
gold. Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the Gold Prepay Loan was terminated.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces of silver have been delivered to the Company.
The following is a summary of the material terms of the Mercedes Gold and Silver Stream:
•delivery of (i) 100% on the silver production from the Mercedes Mine, until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;
•fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments described above), plus an additional 6.5% of such adjusted amount payable in refined gold;
•minimum annual delivery of 300,000 ounces of refined silver until the cumulative delivery of 2.1 million ounces (converted to a minimum quarterly delivery of 75,000 ounces of refined silver on April 21, 2022); and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price for the deliveries of silver and no cash purchase price for the deliveries of gold.
In April 2022, Bear Creek released a 43-101 technical report entitled “Ni 43-101 Technical Report, Mercedes Gold-Silver Mine, Sonora, Mexico” dated April 22, 2022 with an effective date of December 31, 2021. The technical report outlines a 4-year life of mine based on mineral reserves of 0.27 million ounces of gold and 2.07 million ounces of silver in proven and probable mineral reserves (2.22Mt at 3.75g/t Au and 29.0g/t Ag). The Mineral Resources were also updated with an effective date of December 31, 2021. The total Measured and Indicated Resources at Mercedes, exclusive of Mineral Reserves, amount to approximately 3.0M grading 4.00g/t Au and 36.4g/t Ag, containing approximately 384 thousand ounces of gold and 3.5 million ounces of silver. The Inferred Mineral Resources total 0.9Mt grading 4.50g/t Au and 41.0g/t Ag, containing approximately 128 thousand ounces of gold and 1.2 million ounces of silver.
Platreef Gold Stream – Ivanplats (Pty) Ltd.
The Platreef Gold Stream is a gold stream interest on the Platreef Project located in South Africa. The Platreef Project is owned and operated by Ivanplats (Pty) Ltd., which is 64% owned by Ivanhoe Mines Ltd (“Ivanhoe”).
The following is a summary of the material terms of the Platreef Gold Stream:
•delivery of 100% of the payable gold production from the Platreef Project (37.5% attributable to the Company), until a total of 350,000 ounces of refined gold have been delivered (131,250 attributable to the Company);
•thereafter, delivery of 80% of the payable gold production from the Platreef Project (30% attributable to the Company), until a total of 685,280 ounces of refined gold have been delivered (256,980 attributable to the Company);

Q1 2022     Management’s Discussion & Analysis
•thereafter, delivery of 5% of payable gold production from the stream area as long as certain conditions are met; and
•subject to an ongoing cash purchase price equal to the lower of the market price or $100 per ounce until 685,280 ounces of refined gold have been delivered (256,980 attributable to the Company) and an ongoing cash purchase price equal to 80% of the prevailing gold market price thereafter.
On February 28, 2022, Ivanhoe announced by way of a press release a new feasibility study (the “Feasibility Study”) confirming Platreef’s potential to be one of the industry’s largest and lowest-cost primary platinum-group metals (“PGM”) producers. The Feasibility Study is based on a steady state production rate of 5.2 million tonnes per annum (“Mtpa”), as well as an accelerated ramp up to steady state through the earlier development of Shaft #2. The Feasibility Study is based on the detailed design and engineering scenario first presented in the preliminary economic assessment announced in November 2020 (the “2020 PEA”), confirming the viability of a new phased development pathway to fast-track Platreef into production by Q3 2024. The Feasibility Study envisions Shaft #2 being equipped for hoisting during 2027, an acceleration of approximately 18 months compared to the 2020 PEA, thus coming online just over three years from first production of Phase 1. The Feasibility Study reflects the initial two phases of development for the Platreef Mine. Previous studies have demonstrated the resource base for future expansions up to 12 Mtpa (Source: Ivanhoe’s press release dated July 31, 2017), which would position Platreef among the largest PGM producing mines in the world.
South Arturo Silver Stream – Nevada Gold Mines LLC
On April 7, 2021, the Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80 Gold) and 50% of ounces of refined silver in attributable production from the exploration area. The South Arturo Mine was 60% owned by Nevada Gold Mines LLC (“NGM”), a joint venture between Barrick Gold Corporation (“Barrick”) and Newmont Corporation, and 40% by i-80 Gold. The terms of the South Arturo Silver Stream are similar to the previous stream agreement.
On October 14, 2021, i-80 Gold announced that it completed an asset exchange agreement with NGM pursuant to which the i-80 Gold acquired certain assets from NGM in exchange for its 40% ownership in the South Arturo Mine and other assets. This allowed- Barrick to consolidate production from the South Arturo open pit and the El Niño underground in the short term and capture 100% of the longer-term upside on both orebodies. Additionally, it provides Barrick with flexibility to pursue other potential operational synergies at Goldstrike.
On January 19, 2021, i-80 Gold's predecessor, Premier Gold, published a preliminary feasibility study on South Arturo which outlined an 8-year mine life and was based on a mineral resource estimate as at December 1, 2020 which included Nomad attributable reserves of 1.9 million ounces of silver (3.8Mt at 15.23g/t), measured and indicated resources of 4.0 million ounces of silver (20.0Mt at 6.19g/t) and an inferred mineral resource of 1.8 million ounces of silver (10.1Mt at 5.47g/t).
Barrick initiated an 8,000 metres drill program planned for the year, focused on extending mineralization further down dip at the Lower El Nino and Cloud Nine target. The development of a ramp to access the deeper mineralization at El Nino is under way and is expected to be completed in the first quarter of 2023. Production of ore bodies accessed from the ramp is expected to begin in the second quarter of 2022. (Source: i-80 Gold press release dated April 21, 2021)

Q1 2022     Management’s Discussion & Analysis
The following is a summary of the material terms of the South Arturo Silver Stream:
•delivery of (i) 100% on the attributable silver production from the existing mineralized areas and (ii) 50% on the attributable silver production from the exploration area at the South Arturo Mine (40% attribution); and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
Woodlawn Silver Stream – Heron Resources Limited
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located in Australia. The Woodlawn Mine is operated by Heron Resources. The mine was historically mined via open pit and underground mining between 1978 and 1998 and primarily produced zinc, lead and copper concentrates. The operations at the Woodlawn Mine were suspended and the project has been put into care and maintenance (“C&M”) as of March 24, 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments.
Since August 2020, Heron Resources and its advisors have conducted a comprehensive and wide ranging process, engaging with more than 90 organizations, in an effort to secure a suitable outcome for its stakeholders and establishing a pathway to restart the Woodlawn Mine. In July 2021, Heron Resources’ board of directors appointed FTI Consulting as voluntary administrators as Heron Resources was unable to secure a suitable transaction through the strategic process announced in August 2020. The appointment of administrators has been made with a view to effecting a restructure and re-capitalization through the administration process.
On February 17, 2022, DEVELOP has entered into binding Cooperation Deeds with the Company and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron Resources, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement proposed by DEVELOP (the “DOCA”) pursuant to which DEVELOP will acquire Heron Resources. In connection with the acquisition of Heron Resources by DEVELOP, the Lead Marketing Fee Agreement (described below) will be terminated and the existing Woodlawn Silver Stream in respect of the Woodlawn Mine will remain in place, subject to the following amendments, amongst others:
•The stream will based on 80% of the number of ounces of payable silver contained in the product with an aggregate amount of silver to be delivered to the Company will be capped at 27 million Australian dollars (“A$”) ($20.2 million);
•A secondary stream will be introduced in respect of tailings, under which A$1.0 million ($0.7 million) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn Mine, capped at A$10 million ($7.5 million); and
•The obligations of Heron Resources under the Woodlawn Silver Stream will no longer be secured.
•The Lead Marketing Fee Agreement will be terminated.
A summary of the material terms of the current Woodlawn Silver Stream, which will be amended as described above upon the DOCA becoming effective, is available in the Company's audited consolidated financial statements for the year ended December 31, 2021.

Q1 2022     Management’s Discussion & Analysis
Until the DOCA becoming effective, the Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of Tarago Operations Pty Ltd (the seller under the Woodlawn Silver Stream agreement dated June 29, 2017, as amended on October 4, 2019) and its subsidiaries, subject to certain permitted encumbrances and an intercreditor agreement.
As a result of the proposed changes to the existing Woodlawn Silver Stream, the Company reviewed the impact of the above amendments to the Woodlawn Silver Stream's carrying value. The recoverable amount of the Woodlawn Silver Stream was determined based on fair value less cost of disposal calculations and using key assumptions related to the silver price, production level and pre-tax discount rate. As the recoverable amount exceeded the carrying amount of the Woodlawn Silver Stream, no impairment was therefore required.
Blackwater Gold Royalty – Artemis Gold Inc.
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from the mineral tenure 515809 which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold Inc. (“Artemis Gold”).
On February 9, 2021, Artemis Gold announced by way of a press release that it had submitted applications to the Government of British Columbia to undertake an early works construction program in respect of its Blackwater Gold Project in British Columbia, Canada. The construction program is designed to focus on clearing of key infrastructure areas including haul roads, the stage 1 tailing storage facility and camp areas. In addition, construction of the mine access road and plant-site bulk earthworks will be fast-tracked to facilitate early mobilization of the Engineering, Procurement and Construction contractor to site upon receipt of major works permits.
On March 29, 2021, Artemis Gold announced by way of a press release the execution of a binding memorandum of understanding (“MOU”) with Ausenco Engineering Canada Inc. (“Ausenco”) providing for a guaranteed maximum price (“GMP”) for a fixed-price Engineering, Procurement and Construction (“EPC”) contract to construct a 5.5 million tonne per annum processing facility and associated infrastructure for the Blackwater Gold project in Central British Columbia. On April 9, 2021, Artemis Gold announced by way of a press release the execution of a credit approved mandate letter and term sheet from Macquarie Bank Limited (“Macquarie”) and National Bank of Canada (“National Bank”) to arrange a CA$360 million Project Loan Facility (“PLF”), to fund a significant component of the estimated construction costs of the Blackwater Gold Project. Subject to final credit approval and final due diligence, Macquarie and National Bank would agree to each underwrite 50% of the PLF. In support of its Definitive Feasibility Study (“DFS”) and in preparation for commencement of construction for the Blackwater Gold Project, Artemis Gold has been conducting the following activities: ore grade control drilling to refine the detailed grade schedule and mine plan for the first year of production, metallurgical test work, geotechnical drilling as part of site preparation work, and a British Columbia Hydro study.
On May 25, 2021, Artemis Gold completed a CA$171 million equity financing, the proceeds of which will be used to make a final cash acquisition payment, and to fund permitting and development costs for the project. As it continues to advance the project, Artemis Gold announced on May 27, 2021 that it had signed an impact benefits agreement with Nazko First Nation. On June 22, 2021, Artemis Gold announced the final results of grade control drilling of high-grade near surface mineralization. The program consisted of 561 holes and 33,216m of reverse circulation drilling, which commenced in mid-November 2020 and concluded at the end of March 2021, one month ahead of schedule. With all of the final assay results now completed and interpreted, the grade control drilling program has significantly

Q1 2022     Management’s Discussion & Analysis
increased confidence in the elevated gold grades within the wide, near surface mineralization in the target area earmarked for the first year of operations at Blackwater.
On July 15, 2021, Artemis Gold announced by way of a press release the approval of Mines Act Permit M-246 allowing for early construction works at the Blackwater gold project. The approval of the early works permit is the first step required for mine construction, allowing for the necessary site preparation and land clearing work to begin.
On September 13, 2021, Artemis Gold announced by way of a press release the results of its feasibility study (“FS”) for the Blackwater Gold Project. The results reflected several positive changes in the approach to the planned development of the Blackwater Gold Project. Phase 1 throughput has been expanded with a larger crushing circuit, providing greater operational throughput upside potential in the early years. Given the greatly reduced footprint of the Stage 1 facility, and the installation of a higher-capacity gyratory crusher in the proposed Stage 1 development, this will allow for a streamlined and construction-ready approach to the Phase 2 Expansion throughput of 12Mtpa. Increased up-front investments will also reduce expansion capital. The FS also highlights accelerated Phase 2 and Phase 3 expansions. Artemis Gold also included an initial investment to replace diesel and propane-powered components within the process plant facility to reduce the carbon footprint of the Blackwater Gold Project, which will support its ESG goals. The net result of the FS is an after-tax net present value at a 5% discount rate of CA$2.15 billion, an after-tax Internal rate of return of 32%, and an after-tax payback period of 2.3 years.
On November 16, 2021, Artemis Gold announced by way of a press release a $141 million definitive Precious Metals Purchase Agreement which will be used to fund the advancement of the development and construction of the Blackwater Gold Project. The start of construction is currently targeted for the second quarter of 2022.
On March 30, 2022, Artemis Gold provided a project update on the Blackwater project. Early works construction at the Blackwater project remains targeted to commence in Q2 2022 to prepare the site in order to accommodate the commencement of major works construction activities. Artemis expects to award the Engineering Procurement and Construction contract for the construction of the processing facility and associated infrastructure by the end of April 2022. Artemis is now targeting receipt of the BC Mines Act Permit in Fall 2022 with major construction activities to commence shortly thereafter. Artemis’ project schedule maintains an estimated first gold pour date in the first half of 2024. (Source: Artemis’ Management Discussion and Analysis for the year ended December 31, 2021)
Caserones Copper Royalty – Minera Lumina Copper Chile
The Caserones Copper Royalty consists of the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones Mine (21.9% of the 2.88% NSR royalty attributable to the Company). The Caserones Mine is located in Chile and is owned and operated by Minera Lumina Copper Chile (“Lumina”), which is indirectly owned by JX Nippon Mining & Metals Corporation. The rights to the Caserones Copper Royalty are held by Compania Minera Caserones (“CMC”), in which the Company has a 67.5% ownership interest. The mine consists of an open pit mining operation, with a plant to produce copper ("Cu") and molybdenum ("Mo") concentrates from primary sulfides, and a solvent extraction and electro winning plant (SX-EW) to produce copper cathodes with oxide ore processing, mixed and secondary sulfides. The mine is located in the Atacama region of Chile and has over 5 years of operational history with a current estimated mine life of 19 years. The mine is located 15 km west of the international border with

Q1 2022     Management’s Discussion & Analysis
Argentina and 162 km southeast of the city of Copiapó (the capital of the Atacama region) at an elevation of approximately 4,000m above sea level.
In 2020, the Caserones Mine produced 127kt Cu and 2,453t of Mo with expected life of mine average annual payable copper equivalent production of approximately 147kt. The mine benefits from a significant historical investment of $4.2 billion and well established infrastructure, and is expected to produce significant volumes of copper and molybdenum over the long term. (Source: Lumina's 2020 Annual Report)
On September 5, 2021, Lumina and its employees' union conjointly announced the approval and ratification of a new collective agreement valid for 36 months. Additionally, on October 26, 2021, Lumina and its supervisors' union reached an agreement for an early collective bargaining, the process allowed for the signing of a new collective agreement that will be in force for 36 months.
Gualcamayo Gold Royalty and DCP Commercial Production Payment – Mineros S.A
The Gualcamayo Gold Royalty consists of an NSR royalty on the Gualcamayo Mine which is located in the Province of San Juan, Argentina and is currently operated by Mineros S.A. (“Mineros”). The oxides component of the Gualcamayo Mine is in production since 2009 and has produced a total of approximately 71 Mt at 0.93 g/t Au from its open pit operations and 5.3 Mt at 2.22 g/t Au from its underground operations as of June 30, 2021, according to a NI 43-101 technical report entitled “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina” dated September 15, 2021 with an effective date of June 30, 2021, prepared for Mineros. The deep carbonate project (“DCP”) component of the mine consists of a mineral resource located mainly to the west at the depth of the current mining operations.
On September 16, 2021, Mineros filed updated technical report prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) for the Gualcamayo Property in Argentina, including updated Mineral Reserves and Mineral Resources estimates effective June 30, 2021. This latest technical report states that the current Life of Mine (“LOM”) plan is for 1.5 years of mining and mill feed. Mineros intends to expand the current Mineral Reserves and further develop the DCP as an underground mine. The DCP accounts for a significant portion of the Gualcamayo Property Mineral Resources but is currently not amenable to the existing process. Mineros proposes to complete an internal pre-feasibility study (PFS) to evaluate processing alternatives for the DCP.
The details of the Gualcamayo Gold Royalty, including the DCP commercial production payment, are as follows:
•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine (130,400 ounces of gold as at December 31, 2021); the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production. The Gualcamayo DCP component of the mine has not declared commercial production as at March 31, 2022.

Q1 2022     Management’s Discussion & Analysis
Moss Gold Royalty – Elevation Gold Mining Corporation
The Moss Gold Mine is located in Arizona, United States, and has been producing since 2018 by the operator Elevation Gold Mining Corporation, formerly Northern Vertex Mining Corp (“Elevation Gold”).
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;
•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the present claim boundary.
On October 21, 2021, Elevation Gold announced by way of a press release a 36% increase to Measured and Indicated Resources at the Moss Gold Mine and declared current reserve larger than total gold ounces mined to date. Elevation Gold’s new leadership believes the Moss Gold Mine and surrounding 168 square kilometre land package possesses unrealized gold exploration potential. Consequently, Elevation Gold began a near mine and regional exploration drilling program in March 2021 to deliver new resources ounces while beginning to demonstrate the potential of the Moss Gold Mine. The new technical report only incorporates the results of the drilling to a May 24, 2021 cut-off. Since this cut-off date, Elevation Gold has completed approximately 100 drill holes and continues to encounter significant mineralization, which are not included in the Mineral Resource and Mineral Reserve estimates presented in the new technical report and announced exciting results from their infill-exploration drilling program which demonstrate the expansion potential at the Moss mine. The program intersected thick zones of significant stockwork-hosted precious metal mineralization in the Gold Bridge area and provided further support for the potential to amalgamate the West and Center pits into a single pit. New drill results along almost 175 metres of the Moss vein system in the Eastern Extension area highlight the mine expansion potential to the east. Elevation is planning an expanded drilling program for 2022, focusing on both resource expansion and exploration drilling.
Premier Gold Prepay Loan – Premier Gold Mines Limited (Terminated in April 2021)
The gold prepay loan investment was a senior-secured loan whereby an initial cash advance of $42.2 million was provided to Premier Gold in September 2016 (“Premier Gold Prepay Loan”). Pursuant to the Premier Gold Prepay Loan, Premier Gold was required to deliver at least 2,450 ounces of refined gold in each quarter of a calendar year until June 30, 2020. The Premier Gold Prepay Loan bore interest at 6.5% payable quarterly in cash.
On March 4, 2020, an incremental term facility in the principal amount of $15.5 million to supplement the $42.2 million original term facility was made available to Premier Gold pursuant to the gold prepay credit agreement, which was amended and restated pursuant to a first amended and restated gold prepay agreement dated January 31, 2019.
As per the amended and restated gold prepay agreement, Premier Gold was required to continue delivering 2,450 ounces of refined gold until June 30, 2020 and was required to deliver 1,000 ounces of refined gold thereafter (subject to upward and downward adjustments in certain circumstances). As per the adjustments to the quarterly gold quantity and aggregate gold quantity provisions of the agreement

Q1 2022     Management’s Discussion & Analysis
("Threshold Gold Price Clause"), if the quarterly average gold price was greater than $1,650 per ounce, then the aggregate gold quantity deliverable was reduced by 100 ounces of refined gold, effective as of the first day of the next quarter (and if the quarterly average gold price was less than $1,350 per ounce, then the aggregate gold quantity deliverable was increased by 100 ounces of refined gold).
On April 7, 2021, in connection with the closing of the acquisition of Premier Gold by Equinox, the Company amended its Mercedes and South Arturo silver stream as described in sections “Mercedes Gold and Silver Stream – Equinox Gold Corp.” and “South Arturo Silver Stream – i-80 Gold Corp.” above. Concurrently with the completion of the amendments, the agreement with respect to the Premier Gold Prepay Loan was terminated.
RDM Gold Royalty – Equinox Gold Corp.
The RDM Gold Royalty is an NSR royalty on the RDM Gold Mine, which is located in the northern part of Minas Gerais, Brazil. The RDM Gold Mine is operated by Mineração Riacho dos Machados, a wholly-owned Brazilian subsidiary of Equinox and is currently in production.
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.
Equinox reported strong growth at RDM Gold Mine with production expected to increase almost 30% compared to 2021 as the result of modifications to the pit design based on a new geotechnical model. Production for 2022 is estimated at 70,000 to 80,000 ounces of gold. Non-sustaining growth capital of $18 million relates primarily to capitalized stripping for a pushback of the open pit to provide better access to the ore body. In addition, Equinox allocated $3 million for exploration to undertake the first exploration campaign at RDM in several years, with a focus on potential extensions along strike and down dip. (Source: Equinox’s Management Discussion and Analysis for the three months and year ended December 31, 2021)
Robertson Gold Royalty — Barrick Cortez Inc.
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%

Q1 2022     Management’s Discussion & Analysis
In the event that the Robertson property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.
The Robertson property is an advanced exploration project located in Nevada, USA and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”). On November 20, 2020, Barrick announced during their investor day presentation that the Robertson property was now included within the five-year plan at Cortez, with first production expected in 2025. As per current guidance, Cortez is forecasted to produce 750,000 to 850,000 ounces annually from 2021 to 2025. Additionally, on the exploration front, Barrick will be conducting drilling programs at the Robertson property and initiate earlier stage generative exploration work on the Pipeline-Robertson corridor.
On February 18, 2021, following a strategic review by executive teams from Barrick and NGM, significant geological prospectivity of the NGM properties was confirmed and Barrick outlined its key development projects. Barrick mentioned that agile management and exploration and orebody knowledge was implanted at NGM and was already delivering results. The area between Pipeline and Robertson in the Cortez complex was mentioned as an area with exciting opportunities for major new discoveries.
On May 5, 2021, Barrick mentioned that, at Robertson, they were converting improved geological knowledge of the area into growth opportunities. Step-out drilling, 300 metres beyond the existing resource blocks suggest there is considerable near surface upside that could lead to additional discoveries and validate the potential of this area. Barrick are also looking at Pipeline, an old tier 1 asset, immediately adjacent to Robertson which could provide a significant addition to Cortez life of mine. At Robertson, on the western side of the district, drilling results were received from the Distal target, to the west of current resources, testing a structure which is potentially analogous to the controls of mineralization at the Gold Pan/39A zone. These results yielded multiple significant intercepts confirming the nature of the hypothesized mineralization control and an up-dip extension to surface. Metallurgical test work for processing at the Pipeline oxide mill and the heap leach is in progress. Continuing on the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits, as well as intrusive related mineralization at Robertson five kilometres to the north. Surface mapping and sampling has identified a favorable structural setting between the Pipeline/Crossroads and Robertson deposits with folds and thrust faulting, as well as high angle faults carrying anomalous gold indicative of leakage from a target at depth. (Source: Barrick's Q1 2021 report dated May 5, 2021)
On May 25, 2021, Barrick discussed the progression of the Robertson deposit in detail during its annual Nevada Gold Mines Investor Day. As per Barrick, Robertson is currently being qualified as an Emerging Tier Two Gold Asset, defined as an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. Several positive milestones are upcoming, with a notice of intent planned for the second quarter of 2022, a record of decision for the second quarter of 2023, and most significant to Nomad, initial production during the fourth quarter of 2024, subject to permitting. A pre-feasibility study is currently being prepared with respect to the development of Robertson. It is expected that equipment and manpower from the Cortez operation will be transferred to Robertson once the Crossroads Open Pit mine is completed. The leach grade ore is to be processed through a High-Pressure Grinding Roll (HPGR) Crusher and the higher grades processed at the existing Pipeline oxide mill.

Q1 2022     Management’s Discussion & Analysis
On the exploration front, Barrick stated that upside has been identified within the current surface oxide deposit at Robertson, and that additional material in the range of 50 to 60 million tonnes at grades between 0.3 g/t and 0.5 g/t gold could be projected at or near surface. Additionally, a new mineralized structure at Robertson parallel to the main ore controlling structure had been defined. (Source: Annual Nevada Gold Mines Investor Day on May 25, 2021)
Additionally, the corridor between Robertson and the existing Pipeline operation has been identified as an area of strong interest for deep exploration. This represents a seven kilometre trend with the potential for larger multimillion ounce deposits. There are currently five areas of interest within this corridor.
On November 4, 2021, Barrick announced that a resource definition drilling was ongoing at Robertson. Results continue to meet expectations and the program remains on track to add significant resources. Follow up drilling to grow the deposit westward at the Distal target is in progress. Further to the northwest, field mapping and sampling highlights further potential related to additional parallel faulting with strong alteration. Additional step-out drill testing is planned to start in early 2022.
On February 16, 2022, Barrick reported that at Cortez, total mineral resource growth was principally driven by the Robertson open pit. A portion of inferred resources were upgraded to the indicated category at Robertson which, together with year-over-year total mineral resource growth, supports the Barrick plan for the deposit to contribute meaningfully to Cortez’s production profile starting in 2025. (Source: Barrick’s Management’s Discussion and Analysis for the year ended December 31, 2021)
As per the technical report dated March 18, 2022 and published by NGM, NGM has budgeted $16.8 million to the Robertson gold project for a pre-feasibility study, geotechnical drilling and environmental permitting. On completion of this work, there is potential to include Robertson in Barrick’s current life-of-mine plan. Robertson is proposed to be in alignment with Cortez open pit operations using conventional truck and shovels with conventional drill and blast techniques followed by load and haul. Material will be drilled and blasted on 12 metres and mined on 12 metres benches. All mineralization is anticipated to be oxide, and is currently planned to be processed at the Pipeline Mill or on a future leach pad that will be constructed at the Robertson gold project. Mineral Resources are currently estimated for the Robertson gold project and conversion of some or all of these Mineral Resources to Mineral Reserves and incorporation into mine planning represent project upside.
Suruca Gold Royalty – Lundin Mining Corporation
The Suruca Gold Royalty is a 2% NSR royalty on the Suruca gold deposit upon which the Suruca project is being developed. The Suruca project is located in Goias State, Brazil approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. The Suruca project is a gold-bearing development project operated by Mineração Maracá Indústria e Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining Corporation (“Lundin Mining”). The Suruca project is located approximately seven kilometres north-east from the Chapada Copper-Gold Mine. The Suruca project is not yet in production.
In 2017, the Suruca SW mineralization was discovered exhibiting similar geological features to the Chapada deposit. Lundin Mining stated that during 2020, the objective was to delineate the copper-gold mineralization to the south west of Suruca. At year end 2020, 1,051 holes have been drilled for an aggregate total of 87,211 m at Suruca. During 2020, drilling was carried out in the copper-gold Suruca SW portion, where 2,047 m were drilled in 14 holes, notably hole SU_1085 reported 27.4 metres at 0.25% Cu; 0.19 g/t Au from 35 metres, which included 9.6 metres at 0.32% Cu; 0.24 g/t Au from 38 metres. Separate metallurgical test work programs were initiated for the oxide and sulfide samples.

Q1 2022     Management’s Discussion & Analysis
Kappes, Cassiday & Associates updated and completed test work program which confirmed the amenability of Suruca ore to cyanide leaching and recommended further compaction test work. (Source: Lundin Mining's Corporate Presentation dated May 2021)
Troilus Gold Royalty – Troilus Gold Corp.
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and operated by Troilus Gold Corp. (“Troilus”). From 1996 to 2010, Inmet Mining Corporation operated the Troilus project as an open pit mine, producing more than 2,000,000 ounces of gold and nearly 70,000 tonnes of copper as disclosed in the Preliminary Economic Assessment of the Troilus Gold Project dated October 14, 2020 with an effective date of August 2020 (see Troilus' press release dated January 21, 2021).
Following extensive exploration programs of approximately 100,000 metres of drilling in 2021, Troilus anticipates releasing an inaugural reserve pre-feasibility study by mid-2022. (Source: Troilus' press release dated January 27, 2022)
On July 15, 2021, Troilus announced by way of a press release an initial investment of CA$11.5 million, by Investissement Québec and Fonds de solidarité FTQ. More importantly, Troilus and its strategic Québec-based institutional shareholders have defined a long-term strategic framework focused on defining and establishing full project financing options for the development of the Troilus Gold Project as it moves through feasibility. On the exploration front, on October 19, 2021, Troilus announced the extension of the strike length of the Southwest Zone by about 25% to over 1.85 kilometres and 350 metres beyond known mineralization. Of note, Troilus intercepted 1.20 g/t gold equivalent over 19 metres and within 100 metres from surface.
Troilus reported excellent metallurgical recovery results and received strong final results from the J Zone composite, where Knelson gravity separation and column flotation tests achieved gold, copper and silver recoveries of 92.9%, 90.4% and 88.8%, respectively. The results of the test program will be used to support the upcoming pre-feasibility study, as well as future economic studies. Troilus also engaged Tugliq Energy Corp. to conduct an inventory of Troilus’ historical and current greenhouse gas emissions and develop a roadmap towards a future carbon neutral mining operation. (Source: Troilus’ Management’s Discussion and Analysis for the three and six months ended January 31, 2022)
Qualified Persons
The technical and scientific information contained in this MD&A relating to properties and operations on the properties on which the Company holds royalty, stream or other interests has been reviewed and approved in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad, a “qualified person” as defined in NI 43-101.
Environmental, social and governance matters
The Company has adopted and maintains an Investment Principles Policy setting out the principles regarding the environmental, social and governance matters to be considered in its investment process and in the ongoing management of Nomad’s assets. The Investment Principles Policy requires that Nomad takes ESG matters into account when evaluating new and existing investments, including reviewing the ESG programs, policies and standards adopted by the operators and owners of the mineral

Q1 2022     Management’s Discussion & Analysis
properties in which the Company has an interest and endeavouring to encourage the adoption of industry best practices and principles.
The properties over which the Company holds streams, royalties and other interests are owned and operated by independent mining companies. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g. occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”). The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.
The Company was a pioneer in establishing a life-of-mine financial commitment to make ongoing cash payments to support environmental and social programs implemented by the operator of the Greenstone Gold project. In addition, the Company has made meaningful social contributions at its corporate and individual levels and intends to consider additional partnerships with its operators to support appropriate environmental and social initiatives in the communities associated with its investments.
As part of the Company’s ESG efforts, Nomad joined the United Nations Global Compact corporate sustainability initiative on December 15, 2020. As a participant, Nomad has committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. Nomad's short-term focus is on four sustainable development goals: quality education; gender equality; clean water and sanitation; and climate action.
Basis of Presentation of the Consolidated Financial Statements
The condensed consolidated interim financial statements have been prepared in accordance with IFRS and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and the condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021.
The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2021

.

Q1 2022     Management’s Discussion & Analysis
Selected Financial Information
The following tables present selected financial information. All amounts are expressed in thousands of U.S. dollars, except gold equivalent ounces earned and sold, per ounce amounts and per share amounts. All previously reported per share amounts have been retrospectively restated to reflect the share consolidation.3,4

	Three months ended March 31,
	2022	2021
	$	$
Statement of comprehensive income:
Revenue	13,782	9,652
Gross profit	6,637	2,876
Operating income (loss)	4,272	(279)
Net income (loss)	2,741	(258)
Net income (loss) attributable to Nomad's shareholders	2,455	(258)
Net income (loss) per share (basic)	0.04	(0.00)
Net income (loss) per share (diluted)	0.03	(0.01)

Cash flows:
Operating cash flows	7,409	6,320
Investing cash flows	(230)	(1,192)
Financing cash flows	1,963	(2,313)

Non-IFRS measures:
Cash operating margin attributable to Nomad(1)	11,030	7,868
Cash costs of sales(1)	1,671	1,784
Adjusted net income(1)	2,332	1,881
Adjusted net income per share (basic and diluted)(1)	0.04	0.03

Operational measures:
Gold equivalent ounces earned(¹)	6,604	5,575
Gold equivalent ounces sold(¹)	6,604	5,575

	As at March 31, 2022	As at December 31, 2021
	$	$
Consolidated balance sheets:
Cash	21,519	12,377
Total assets	380,979	376,013
Working capital(²)	11,732	812
(3) Cash operating margin attributable to Nomad, Cash costs of sales, Adjusted net income and Adjusted net income per share (basic and diluted) are non-IFRS financial performance measures which have no standard definition under IFRS. Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.
(4) Working capital is defined as current assets less current liabilities.

Q1 2022     Management’s Discussion & Analysis
Review of Performance for the three months ended March 31, 2022
For the three months ended March 31, 2022, revenue was $13.8 million compared with $9.7 million for the corresponding period in 2021. The increase of $4.1 million is primarily due to the increase of 11% in realized gold and silver prices, the net increase in deliveries of ounces from the stream interests and cash received from the royalty interests and the revenue related to the Caserones Copper Royalty acquired on August 31, 2021 (see details below).
For the three months ended March 31, 2022, net income and cash flows provided from operating activities were $2.7 million and $7.4 million, respectively, compared with net loss of $0.3 million and $6.3 million, respectively, for the corresponding period in 2021. The variations are primarily due to the following factors:
•An increase in revenue of $4.1 million (as described above) and a decrease in purchased cost of gold and silver of $1.6 million mainly related to the termination of the Premier Gold Prepay Loan on April 7, 2021, partially offset by an increase in depletion expenses of $2.0 million mainly related to the Caserones Copper Royalty acquired on August 31, 2021 and the gold deliveries under the Mercedes Gold and Silver Stream Agreement in connection with the termination of the Premier Gold Prepay Loan.
•No change in the fair value of the Premier Gold Prepay Loan for the three months ended March 31, 2022 following its termination on April 7, 2021 compared to a decrease in fair value of $1.1 million for the corresponding period in 2021 due to the variation in gold price.
Partially offset by:
•General and administrative and project evaluation expenses higher by $0.3 million mainly related to costs directly related to the listing and trading of Nomad's common shares on the NYSE and increase in the Company's activities.
•A $0.9 million increase in the fair value of the liability for the conversion option of the deferred payment to Yamana Gold Inc. compared to an increase of $0.4 million for the corresponding period in 2021, mainly due to the variation in the Company’s share price and time value of the conversion option.
•An increase of $0.3 million in finance costs mainly due to the interest expense on the revolving credit facility following the borrowings to finance the acquisitions of the interests in CMC, the Platreef Gold Stream and the Greenstone Gold Stream.
•Income tax expense of $1.7 million for the three months ended March 31, 2022 compared to a negligible income tax recovery for the corresponding period in 2021 as a result of the above factors.
The following tables summarize the revenue, revenue attributable to Nomad, gross profit, and cash flows from operating activities attributable to Nomad for the producing royalty and stream interests for the three months ended March 31, 2022 and 2021:

Q1 2022     Management’s Discussion & Analysis

	For the three months ended March 31, 2022
	Revenue (in $000s)	Gross profit (in $000s)	Revenue attributable to Nomad(1) (in $000s)	Cash operating margin attributable to Nomad(1) (in $000s)
Bonikro Gold Stream	2,178	578	2,178	1,724
Mercedes Gold and Silver Stream	7,222	3,524	7,222	6,188
Blyvoor Gold Stream	611	392	611	428
RDM Gold Royalty	325	145	325	325
Moss Gold Royalty	120	34	120	120
Caserones Copper Royalty	3,326	1,964	2,245	2,245
Total	13,782	6,637	12,701	11,030

	For the three months ended March 31, 2021
	Revenue (in $000s)	Gross profit (in $000s)	Revenue attributable to Nomad(1) (in $000s)	Cash operating margin attributable to Nomad(1) (in $000s)
Premier Gold Prepay Loan	1,518	—	1,518	1,518
Bonikro Gold Stream	3,457	722	3,457	2,681
Mercedes Gold and Silver Stream	4,316	2,052	4,316	3,321
South Arturo Silver Stream	20	15	20	16
Blyvoor Gold Stream	27	16	27	18
RDM Gold Royalty	176	37	176	176
Moss Gold Royalty	138	34	138	138
Total	9,652	2,876	9,652	7,868
For the three months ended March 31, 2022 and 2021, gold equivalent ounces earned(5) from each of the producing royalty, stream and other interests are as follows:

	Gold equivalent ounces earned(1)
	For the three months ended March 31,
	2022	2021
Premier Gold Prepay Loan	—	900
Bonikro Gold Stream	1,135	1,940
Mercedes Gold and Silver Stream	3,716	2,533
South Arturo Silver Stream	—	11
Blyvoor Gold Stream	320	16
RDM Gold Royalty	173	98
Moss Gold Royalty	64	77
Caserones Copper Royalty	1,196	—
Total	6,604	5,575

(5) Revenue attributable to Nomad and Cash operating margin attributable to Nomad is a non-IFRS financial performance measures which have no standard definition under IFRS. Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

Q1 2022     Management’s Discussion & Analysis
Review of Balance Sheet
Assets
Total assets were $381.0 million as at March 31, 2022 compared to $376.0 million as at December 31, 2021. As at March 31, 2022, total assets are comprised of non-current and current assets of $353.3 million and $27.7 million respectively ($357.8 million and $18.2 million respectively as at December 31, 2021). The non-current assets are comprised of the royalty, stream and other interests and the deferred tax assets. The decrease of non-current assets of $4.5 million is mainly due to the depletion of the producing royalty, stream and other interests partially offset by the acquisition of the portfolio of royalties described in section Acquisition of Royalties of this MD&A. Current assets comprise cash, amounts receivable and other current assets. The increase in current assets of $9.5 million relates mainly to the increase in cash from the net proceeds of the Financing and the increase in revenue as detailed in section Review of Performance for the three months ended March 31, 2022 of this MD&A.
Liabilities
Total liabilities as at March 31, 2022 primarily comprise an amount of $10.0 million related to the Deferred Payment payable to Yamana Gold Inc. and the related conversion option measured at fair value and the borrowings of $41.8 million under the revolving credit facility used to finance the acquisition of the interest in CMC, the Greenstone Gold Stream and the Platreef Gold Stream. On January 24, 2022, a portion of the net proceeds of the Financing was used to repay an amount of $27 million on the revolving credit facility.
Equity
Total equity increased by $33.3 million as at March 31, 2022 compared to December 31, 2021, reflecting net income of $2.7 million, the issuance of common shares in connection with the Financing partially offset by the related share issue expenses of $2.4 million ($1.8 million, net of income taxes) and the shares issued for the acquisition of the portfolio of royalty interests described in section Acquisition of Royalties of this MD&A. In addition, the dividends declared to the Company's shareholders and to the non-controlling interests is partially offset by the share-based compensation for the three months ended March 31, 2022.

Q1 2022     Management’s Discussion & Analysis
Quarterly Information
Selected quarterly financial and statistical information for the most recent eight quarters is set out below (in thousands of dollars, except for amounts per share):6,7,8

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Cash	21,519	12,377	24,621	25,410	25,332	22,517	15,028	12,239
Total assets	380,979	376,013	359,766	309,188	287,645	290,028	244,871	224,716
Total revenue	13,782	6,783	6,125	4,592	9,652	6,784	7,568	6,038
Purchased cost of gold and silver	1,671	630	694	546	3,306	2,632	2,753	4,599
Net income (loss)(3)	2,741	(2,390)	929	260	(258)	11,264	526	7,265
Net income (loss) attributable to Nomad's shareholders	2,455	(2,502)	824	260	(258)	11,264	526	7,265
Basic net income (loss) per share(3)	0.04	(0.04)	0.01	0.00	(0.00)	0.21	0.01	0.18
Diluted net income (loss) per share(3)	0.03	(0.04)	0.01	0.00	(0.01)	0.10	0.01	0.18
Cash flow from operating activities	7,409	3,549	492	2,423	6,320	4,778	5,243	4,813
Dividends declared	2,458	2,236	2,223	2,285	2,252	2,211	1,966	—
Average gold price	1,877	1,795	1,789	1,818	1,794	1,874	1,909	1,711
Average silver price	24.01	23.33	24.37	26.71	26.26	24.39	24.26	16.38
GEOs earned(1)	6,604	3,231	4,772	2,577	5,575	3,587	3,769	3,698
GEOs sold(1)	6,604	3,231	4,772	2,577	5,575	3,587	3,933	3,534
Changes in total revenue, purchased cost of gold and silver, cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the different mining properties, timing of deliveries, changes in price of commodities as well as acquisitions of royalty, stream and other interests. In addition to the fluctuations in total revenue and purchased cost of gold and silver, net income (loss), net income (loss) attributable to Nomad's shareholders and basic and diluted net income (loss) per share are affected by the changes in fair value relating to the Premier Gold Prepay Loan and the Deferred Payment payable to Yamana Gold Inc. Changes in cash and total assets are mainly affected by the acquisitions of royalty, stream and other interests. Refer also to sections Review of Performance for the three months ended March 31, 2022 and Review of Balance Sheet of this MD&A.

(6) Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
(7) The amount of total assets reported as at September 30, 2021 was adjusted to take into consideration adjustments to the assets acquired and liabilities assumed from the acquisition of the CMC Shares as described in section "Caserones Copper Royalty – Minera Lumina Copper Chile"
(8) All previously reported per share amounts have been retrospectively restated to reflect the Consolidation.

Q1 2022     Management’s Discussion & Analysis
Liquidity and Capital Resources
The Company has a revolving credit facility of $125 million with the option to increase by $25 million, the option subject to satisfaction of certain conditions as described in Note 14 to the Company's audited consolidated financial statements for the year ended December 31, 2021 (the “Facility”). The Facility is secured by all of the Company’s assets and has a 4-year term, extendable through mutual agreement between Nomad and the lenders. Drawn funds bear interest at a US base rate or LIBOR (or a successor rate when the LIBOR will no longer be available) plus applicable margins between 2.25% and 4.00% depending on the Company’s leverage ratio. The Facility is also subject to a standby fee of 0.5063% to 0.9000% depending on the Company's leverage ratio.
As of March 31, 2022, the Company had cash of $21.5 million (December 31, 2021 – $12.4 million) and working capital of $11.7 million (December 31, 2021 – $0.8 million). As at March 31, 2022, the Company had access to undrawn borrowings of $83.25 million under the Facility, excluding the option to increase the Facility by $25 million. In addition, the ATM equity program provides the Company with the opportunity to sell up to $50 million in common shares from treasury at the Company's sole discretion and at the prevailing market price. On January 20, 2022, the Company closed a public offering on a bought deal basis for 4,675,000 common shares of the Company at a price of CA$9.10 per common share for aggregate gross proceeds of CA$42.5 million ($34.1 million) and used a portion of the net proceeds of the Financing to repay an amount of $27 million on the revolving credit facility.
In connection with the Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at March 31, 2022, the Company is in compliance with all covenants under the Facility.
The Company ensures that there are sufficient funds to meet its short-term business requirements on the basis of expected cash flows, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, the amount available under the Facility and other equity financing opportunities such as the Company's ATM equity program.
The Company’s cash requirements include administration costs, payments related to the contractual obligations and commitments on the producing stream agreements and expected dividend payment. Because of the nature of the Company’s operations, there are limited requirements for capital expenditures and cash flows used in investing activities are mainly for the acquisition of royalties, streams, or other similar interests. Such acquisitions are discretionary, and consideration paid is generally satisfied by cash payments, issuance of shares or other equity instruments. The Company considers the current cash resources, credit facilities and future cash flows to be sufficient to cover the commitments, operating and administrative expenses, and dividend payments.

Q1 2022     Management’s Discussion & Analysis
Cash Flows
Cash flows from operating activities
During the three months ended March 31, 2022, the Company generated operating cash flows of $7.4 million compared with $6.3 million during the comparable period of 2021. The increases are described in the section Review of Performance for the three months ended March 31, 2022 above.
Cash flows used in investing activities
During the three months ended March 31, 2022, cash flows used in investing activities amounted to $0.2 million compared to $1.2 million for the comparable period of 2021. Cash flows used in investing activities for the three months ended March 31, 2022 are comprised of transaction costs paid in the period.
Comparatively, cash flows used in investing activities were $1.2 million for the three months ended March 31, 2021, which primarily consisted of the cash consideration of $1.2 million for the second and last tranche of the purchase price for the Blackwater Gold Royalty and transaction costs paid.
Cash flows from financing activities
For the three months ended March 31, 2022, cash flows provided by financing activities amounted to $2.0 million and relate to net proceeds received in connection with the Financing and in part used to repay an amount of $27.0 million on the Facility partially offset by the quarterly payment of dividends to the Company's shareholders and to the CMC's non-controlling interests of $2.2 million and $0.7 million, respectively.
Comparatively, during the three months ended March 31, 2021, cash flows used in financing activities amounted to $2.3 million mainly related to the payment of dividends to the Company's shareholders of $2.2 million.

Q1 2022     Management’s Discussion & Analysis
Contractual Obligations and Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements:

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of contract
Stream interest	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
Greenstone Gold Stream	5.938% until 120,333 ounces of gold have been delivered and 3.958% thereafter	—	20% of spot price and $30 for ESG component	—	40 years from October 28, 2021	Oct. 2021
Mercedes Gold and Silver Stream	1,000 oz. per quarter	100%	—	20% of spot price	Silver: Subject to certain clauses, up to 40 years Gold: Up to June 30, 2023	Jan. 2019, Mar. 2020, Apr. 2021 and Apr. 2022
Platreef Gold Stream	37.5% until 131,250 ounces of gold have been delivered and 30% thereafter until 256,980 ounces of gold have been delivered and 5% thereafter	—	$100 per ounce until 256,980 ounces of gold have been delivered and 80% of spot price thereafter	—	Subject to certain clauses, up to 40 years from December 7, 2021	Dec. 2021
South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from April 7, 2021	Apr. 2021
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	Jun. 2017 and Oct. 2019
Refer to the section Assets of this MD&A for specific delivery terms of each stream agreement, including for the status of the existing Woodlawn Silver Stream. In addition, the Company has contractual obligations related to the second deposits of $81.7 million for the Greenstone Gold Stream (prior to June 30, 2023) and $56.2 million for the Platreef Gold Stream (expected to occur in the second half of 2022). The second deposits are conditional upon satisfaction of certain conditions precedent.

Q1 2022     Management’s Discussion & Analysis
Share Capital
As at May 5, 2022, the Company had 61,461,563 common shares, 1,667,893 share options and 24,876,464 common share purchase warrants outstanding entitling the holders to purchase 2,487,646 common shares. The Company also had 307,285 restricted share units, 175,690 performance share units and 228,280 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the CA$/US$ daily exchange rate published by the Bank of Canada on May 4, 2022, 1,423,406 common shares would be issuable should the conversion option be exercised on such date.
Guidance
In 2022 and consistently with results to date, Nomad expects attributable royalty and stream sales to total 23,000 to 27,000 GEOs(9) using commodity prices of $1,800 per ounce for gold, $24.00 per ounce for silver and $4.00 per pound of copper.
Attributable royalty and stream sales are expected to reach 60,000 GEOs(1) by 2025 based on the same commodity prices as those underpinning 2022 guidance. This guidance assumes the start of operations at the Greenstone project and Platreef Project in 2024 and Cortez complex's Robertson deposit in 2025.
The 2022 and three-year guidance are based on our assessment of public forecasts and other disclosure by the third-party owners and operators of the Company's assets.
Normal Course Issuer Bid on Common Shares
The normal course issuer bid (“NCIB”), which began on April 29, 2021, expired on April 28, 2022. The Company was authorized to repurchase for cancellation up to a maximum of 1,555,005 of its common shares under certain conditions. As at March 31, 2022 and April 28, 2022 and since the inception of the NCIB, the Company has not repurchased any common shares.
Related Party Transactions
Greenstone Gold Stream
The Company entered into a gold purchase agreement on October 28, 2021, with a subsidiary of Orion, the Company's majority shareholder and a related party, with respect to its 40% interest in GGM. The terms of the Greenstone Gold Stream are described in section Greenstone Gold Stream – Greenstone Gold Mines LP of this MD&A.
Please refer to details on the related party transactions in Note 24 of the Company’s consolidated financial statements for the year ended December 31, 2021.
Non-IFRS and Other Measures
The Company used, throughout this document, certain non-IFRS performance measures, including (i) adjusted net income (loss) and adjusted net income (loss) per share (ii) cash operating margin and cash operating margin attributable to Nomad and (iii) cash cost of sales.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is
(9) Gold equivalent ounces are considered as other measures. Please refer to section Non-IFRS Measures and Other Measures of this MD&A.

Q1 2022     Management’s Discussion & Analysis
intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenue are converted to GEOs by dividing revenue for a specific period by the average realized gold price per ounce for the gold stream revenue and by dividing revenue by the average gold price for the gold royalty revenue, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. The Company's gross amount received or receivable from the Caserones copper NSR royalty is converted to GEOs by dividing the dividend received or receivable before taxes for a specific period by the average gold price, for the respective period.
Adjusted Net Income and Adjusted Net Income per Share
Adjusted net income and adjusted net income per share are calculated by removing the effects of the non-cash cost of sales related to the Premier Gold Prepay Loan, the non-cash change in fair value of the conversion option for the Deferred Payment to Yamana Gold Inc. and the non-cash change in fair value of the Premier Gold Prepay Loan and the deferred income tax recovery related to stream interests subject to the RTO Transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
The following table provides a reconciliation of adjusted net income and adjusted net income per share (basic and diluted) (in thousands of dollars, except for amounts per share). All previously reported number of shares and per share amounts have been retrospectively restated to reflect the Consolidation.

	Three months ended March 31,
	2022	2021
	$	$

Net income (loss)	2,741	(258)

Adjustments:
Non-cash cost of sales related to the Premier Gold Prepay Loan	—	1,522
Change in fair value of Premier Gold Prepay Loan	—	1,118
Change in fair value of conversion option	(903)	(394)
Deferred Income tax expense (recovery)	494	(107)

Adjusted net income	2,332	1,881

Weighted average number of shares
Basic (in thousands)	60,448	56,614
Diluted (in thousands)	62,026	58,031

Adjusted net income per share (basic and diluted)	0.04	0.03

Q1 2022     Management’s Discussion & Analysis

Cash Operating Margin Attributable to Nomad
Cash operating margin attributable to Nomad is calculated by subtracting the cash cost of sales from the total revenue adjusted to remove revenue attributable to non-controlling shareholders. The Company presents cash operating margin attributable to Nomad as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
The following table provides a calculation of cash operating margin attributable to Nomad (in thousands of dollars).

	Three months ended March 31,
	2022	2021
	$	$

Cash operating margin attributable to Nomad
Total revenue
Gold sold	4,642	8,373
Silver sold	5,368	965
Cash	3,772	314
	13,782	9,652
Less: Revenue attributable to the non-controlling shareholders	(1,081)	—
Total revenue attributable to Nomad	12,701	9,652
Less: Cash cost of sales (1)	(1,671)	(1,784)
Cash operating margin attributable to Nomad	11,030	7,868
Cash operating margin attributable to Nomad (% of revenue attributable to Nomad)	87%	82%
(¹) See reconciliation of cash cost of sales below.
Cash Cost of Sales
Cash cost of sales is calculated by subtracting depletion and non-cash costs of sales related to the Premier Gold Prepay Loan from the total cost of sales. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
The following table provides a reconciliation of cash cost of sales (in thousands of dollars).

Q1 2022     Management’s Discussion & Analysis

	Three months ended March 31,
	2022	2021
	$	$

Cost of sales	7,145	6,776
Less: Depletion	(5,474)	(3,470)
Less: Purchased cost of gold ounces received related to the Premier Gold Prepay Loan (non-cash)	—	(1,522)
Cash cost of sales	1,671	1,784

Cash cost of sales is comprised of:
Total cash cost of gold sold	637	1,588
Total cash cost of silver sold	1,034	196
	1,671	1,784
Off-balance Sheet Items
There are no off-balance sheet arrangements.
Risks and Uncertainties
The Company holds royalty, stream and other interests and operates in an industry that is dependent on a number of factors that include environmental, legal, operational/execution, financing and political risks, the discovery of economically recoverable reserves and the ability of third-parties to develop, construct and operate assets and to maintain economically feasible production. The occurrence of any of these risks or any of the risks listed in the Company’s Annual Information Form dated March 30, 2022 (the “AIF”) could adversely affect the operating results and the financial condition of the Company could be seriously harmed and investors may lose a significant proportion of their investment. An investor should carefully consider the risks described in the Company’s most recent AIF and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.
Information regarding the risks affecting the Company and its business is provided in the AIF under the heading “Risk Factors”, and is incorporated by reference in this MD&A. A copy of the AIF is available under the Company’s profile on SEDAR at www.sedar.com for a broader list of risks relating to the Company.
Critical Accounting Estimates and Judgements
Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates. Critical accounting estimates and judgements in applying Nomad’s accounting policies are detailed in the Company’s consolidated

Q1 2022     Management’s Discussion & Analysis
financial statements for the year ended December 31, 2021 and in the Company's condensed consolidated interim financial statements for the three months ended March 31, 2022.
Financial Instruments
The Company’s financial instruments consist of cash, trade receivables, accounts payable and accrued liabilities, the deferred payment liability (debt host and conversion option) and the borrowings under the Facility. The Company’s conversion option of the deferred payment liability is recorded at fair value as detailed in the Company's consolidated financial statements for the year ended December 31, 2021. Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, trade receivables, accounts payable and accrued liabilities, the deferred payment liability (debt host) and the borrowings under the Facility. The fair values of cash, trade receivables, accounts payable and accrued liabilities and deferred payment liability approximate their carrying values due to their short-term nature. The carrying value of the liability under the Facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions as at March 31, 2022.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at March 31, 2022.
Management’s Report on Internal Control over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2022. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer, together with management, have concluded that, as at March 31, 2022, the Company’s internal controls over financial reporting were effective and there were no material weaknesses.
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Q1 2022     Management’s Discussion & Analysis
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Cautionary Note Regarding Forward-Looking Information
Certain statements in this MD&A may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “plans”, “expects”, “is expected”, “estimates”, “continues”, “outlook”, “guidance”, “believes”, “predicts”, “anticipates” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “should”, “would”, “might”, “will”, “occur” “likely” or “be achieved”. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this MD&A.
Forward-looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those described under “COVID-19” and “Risks and Uncertainties” in this MD&A. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, management cannot assure readers that actual results will be consistent with these forward-looking statements.
The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of both known and unknown risks. Readers should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Readers are cautioned that the foregoing lists of factors are not exhaustive. Each of the forward-looking statements contained in this MD&A is expressly qualified by this cautionary statement.
These forward-looking statements are made as of the date of this MD&A. Subject to applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Q1 2022     Management’s Discussion & Analysis
Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Mineral reserves and mineral resources presented in this MD&A have been estimated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. Mineral resources are reported on an inclusive basis and include all areas that form reserves. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by NI 43-101. Under the the multi-jurisdictional disclosure system (“MJDS”), the Corporation is permitted to use its Canadian disclosures, including reserve and resource disclosures pursuant to NI 43-101, to satisfy certain United States periodic reporting obligations. As a result, Nomad does not report reserves and resources under the SEC Modernization Rules, and as such, Nomad’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.
Investors are also cautioned that while NI 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” disclosed in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.